SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO.


Atlas Minerals, Inc.
----------------------------------
(NAME OF ISSUER)


Common Stock, Par Value $1.00 Per Share
----------------------------------
(TITLE OF CLASS OF SECURITIES)


049371107
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(CUSIP NUMBER)


David A. Groshoff
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 480
Cincinnati, OH  45236
(513) 985-3200
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

March 31, 2000

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [   ] .

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1089398

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

           823,504 shares of common stock

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

           823,504 shares of common stock

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           823,504 shares of common stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.57%

14. TYPE OF REPORTING PERSON*
          IA, CO


Item 1.	This Schedule 13-D dated March 14, 2001 is filed by Pacholder
Associates, Inc. relating to the common stock, $1.00 par value, of Atlas Minerals Inc. (the "Company") The names and addresses of the Company's principal executive officers are listed below:

	Gregg B. Shafter, President
	2323 South Troy Street, Building 5-210
	Aurora, CO 80014

Richard E. Blubaugh, Executive Vice President
2323 South Troy Street, Building 5-210
Aurora, CO 80014

	James R. Jenson
	2323 South Troy Street, Building 5-210
	Aurora, CO 80014


Item 2.	This statement is being filed by Pacholder Associates, Inc.
("PAI"), an Ohio corporation.  PAI is acting on behalf of the Pension
 Benefit Guaranty Corporation ("PBGC"), a U.S. Government Agency.
The principal office of PAI is located at 8044 Montgomery Road, Suite 480, Cincinnati, OH 45236.


Item 3.	The ownership of these shares came about as a result of the
settlement of indebtedness of Atlas Corporation to the PBGC.


Item 4.	The shares were obtained in an effort to satisfy the
underfunded portion of the Retirement Plan organized by the Company's predecessor for the predecessor's salaried employees.

Other than that which is necessary to satisfy the purpose for which the shares were obtained, PAI has no present plan or proposal that relates to or would result in any of the following:

a. The acquisition of securities or the disposition of securities of the Company;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of its assets of the Company or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors, or to fill any vacancies o the board;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any material change in the Company's business or corporate structure;

g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issue by any person;

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.


Item 5.
a. PAI, as investment manager, beneficially owns 823,504 or 13.57% of the outstanding common shares of the Company.

b. PAI has the sole authority of to vote and dispose of the shares listed above.

c. No transactions concerning this security have transpired within the past sixty days.

d. Not applicable.

e. Not applicable.


Item 6.	PAI has been contracted to act on behalf of the PBGC
in regards to the general management of this asset to the end of maximizing the realizable value of the asset.
The Company also is obligated by a Put Option to purchase all shares held by the PBGC at the "event of default" as described in contract agreed to by both involved parties. Other than those mentioned, no other entities or individuals listed in this filing have any contracts, arrangements, understandings or relationships with any other entity or person relating to the securities of the Company, including the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.


Item 7.	Not applicable.



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			Pacholder Associates, Inc.

					March 16, 2001
					Date


					David A. Groshoff
					Senior Vice President
					 And Assistant General Counsel
					March 14, 2001


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Pacholder Associates, Inc.

					March 16, 2001
					Date


                                          /s/ David A. Groshoff
                                            Signature


                                          Senior Vice President and
                                          Assistant General Counsel
                                          Title